Exhibit (a)(1)(B)

Voluntary Public Takeover Offer by Novartis BidCo AG, Basel, Switzerland, to the shareholders of MorphoSys AG, Planegg, Germany

Dear Client,

On 11 April 2024, Novartis BidCo AG (the „Bidder“) published the Offer Document pursuant to which it offers to all shareholders in MorphoSys AG („MorphoSys“) to acquire all their shares in MorphoSys („MorphoSys Shares“) pursuant to a voluntary public takeover offer (cash offer, subsequently the „Takeover Offer“) in the Internet at „www.novartis.com/investors/morphosys-acquisition“ as well as in the framework of the so-called Over-the-Counter-Publicity.

Within the Takeover Offer, the Bidder offers you to acquire your MorphoSys Shares against a payment of a cash consideration of € 68.00 per MorphoSys Share. The Takeover Offer is subject to the offer conditions described in Section 12.1 of the Offer Document. In case the offer conditions have not been fulfilled until the relevant date indicated in the Offer Document or have not been validly waived by one day prior to the end of the acceptance period, the Takeover Offer will lapse.

If you would like to accept the Takeover Offer, we kindly ask you to instruct us by returning the enclosed declaration of acceptance form to us as soon as possible, but not later than by• May 2024,• hours (CEST), to be received by us. If you do accept the Takeover Offer, we will initially keep your MorphoSys Shares in your account; however, we will transfer your MorphoSys Shares into the separate ISIN DE000A4BGGU0 at a 1 : 1 ratio. Upon closing of the Takeover Offer, we will withdraw the MorphoSys Shares from your account and will act in accordance with the measures outlined in Sections 13.1.2 and 13.1.3 of the Offer Document.

Without your instruction we will not take any action on your behalf.

Pursuant to the terms of the Offer Document, there will be the right to withdraw from the acceptance of the Takeover Offer until the end of the acceptance period, including any extension thereof. See Section 17 of the Offer Document for a more detailed description of those.

The receipt of the offer consideration is free of charges for you. The complete terms and conditions of the Takeover Offer are contained in the Offer Document which, as noted above, is available for download at „www.novartis.com/investors/morphosys-acquisition“. In addition, printed copies of the Offer Document can be obtained at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), free of charge.

Best regards

[Custodian Bank]

Attachment

-	Declaration of Acceptance Form

Voluntary Public Takeover Offer by Novartis BidCo AG, Basel, Switzerland

Securities Account Number [•]

Ladies and Gentlemen:,

I/we accept the aforementioned voluntary public takeover offer for the acquisition of shares of MorphoSys AG (“MorphoSys”) published on 11 April 2024 with respect to

☐	All shares of MorphoSys (ISIN DE0006632003) held in my/our account.

☐	For pcs. of shares of MorphoSys (ISIN DE0006632003) held in my/our account.

I/We hereby instruct you to first retain our tendered shares in MorphoSys in the abovementioned custody account but to immediately re-book such shares into ISIN DE000A4BGGU0 at a 1:1 ratio.

I/We have taken note of the contents of the Offer Document published on 11 April 2024 and hereby give our declarations listed under Section 13.1.2 and 13.1.3 of said Offer Document and grant the necessary instructions, orders and powers of attorney mentioned therein.

We ask the respective offer consideration in cash be credited in due course to our cash account held with you.

Place, Date

Signature(s)